Exhibit 21

Subsidiaries of the Registrant

Jurisdiction of incorporation/formation
Registrant:	Optelecom-NKF, Inc.	Delaware, USA
Subsidiaries:	Optelecom UK Limited	United Kingdom
	Optelecom-NKF Limited	United Kingdom
	Optelecom-NKF S.L	Spain
	Optelecom-NKF B.V.	Netherlands
	Optelecom-NKF S.A.S.	France
	Optelecom-NKF Holding B.V.	Netherlands